ESAASE GOLD PROJECT UPDATE

Highlights:

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Definitive Feasibility Study underway with several key opportunities to further improve the project being pursued.

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Permitting process continuing following the successful public hearing with submission of Environmental Impact Statement (EIS) due in July.

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Project financing initiated and advisors engaged.

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Project on-track to commence early site works by end of 2013 with steady state production of 200,000 ounces per year targeted by end of 2015.

Vancouver, British Columbia, June 20, 2013: Asanko Gold Inc. (“Asanko” or the “Company”) (TSX/NYSE MKT: AKG) is pleased to provide an update on it Esaase Gold Project (“Esaase” or the “Project”) in Ghana, West Africa.  Following the completion of the Pre-feasibility Study (“PFS”), (see news release dated May 14, 2013), the Company immediately initiated a Definitive Feasibility Study (“DFS”).  In the study, several key opportunities are being pursed to further enhance the already robust project economics, including:

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Mine planning to allow for higher mining and processing rates in the early years of production while treating oxide ores.

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Pit optimisation using results of the PFS as a basis for design, targeting improved Resource conversion to Mineral Reserves and extending the planned life-of-mine.

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Metallurgical test work to reduce the concentrate mass pull from flotation, which could reduce capital and operating cost estimates.

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Geotechnical engineering to investigate improvements in pit slope angle, reducing the strip ratio.

Pit optimisation and detailed mine planning are underway for the DFS.  In the PFS, the pit optimization was completed using processing costs that were estimated as part of a conceptual study completed in August 2012.  During the PFS, the process operating costs were estimated to be substantially lower than the conceptual study estimates as a result of utilising flotation.  For the DFS, the pit optimisation will utilise the lower operating costs generated in the PFS as a basis for the optimisation and it is expected that this will increase the conversion of Mineral Resources to Mineral Reserves.

In addition, the detailed mine plan to be developed following the pit optimisation will incorporate the fact that the early years of production anticipate treatment of oxide ores which can be processed at a higher rate than fresh ore due to their softer nature.  It is expected that the increase in mining and processing rate while treating oxide ore will result in higher gold production during the first few years of operation than estimated in the PFS.

A final metallurgical test work program is underway at ALS-Ammtec in Perth, Western Australia.  The objective of the test work is to investigate various flotation reagents with an aim to reduce the mass pull from the flotation circuit, which could result in lower operating and capital costs by lowering cyanide consumption and providing for smaller equipment in the leach circuit.  Final results and analysis of the test work will be announced in due course.

Further geotechnical engineering work is also underway based on existing geotechnical data with the aim of designing for steeper slopes in both the footwall and hanging wall of the pit.  The Company plans on drilling a further twelve geotechnical holes to add to its already extensive geotechnical data and improve confidence in the geotechnical design.

Permitting

The environmental permitting proeess is continuing to advance in parallel with the DFS.  In early May, the Environmental Protection Agency (EPA) of Ghana held a Public Hearing regarding the Project, at which the Company presented its plan for developing Esaase to over 800 local, regional and national stakeholders.  The Company received a positive endorsement for the Project from all stakeholders and is now finalizing its Environmental Impact Statement (“EIS”) to incorporate comments received from the EPA.  The final version of the EIS is expected to be submitted for official review in July 2013 with environmental permitting approval typically between four and six months following submission.

Project Financing

The Company is well positioned with $197 million in cash at March 31, 2013 and an estimated capital cost for the Project based on the PFS of approximately $290 million.  The process to obtain debt financing of $150 million to fund the balance of the capital required to build the project, as well as provide working capital during commissioning and start-up, is underway.  To provide assistance in this regard, the Company has engaged RFA Consulting (“RFA”) as financial advisors.  RFA is an independent advisory boutique based in Johannesburg, South Africa which focuses on the provision of corporate finance advisory services to the mining and resource sector.  In addition, the Company has engaged Norton Rose Fulbright to act as legal advisor in relation to the financing.

The Company is now in the process of working with various financial institutions to engage Independent Technical Experts (“ITE”) to work alongside the DFS engineering team conducting technical due diligence.  In addition to this process, the Company is also investigating other alternatives to traditional project debt financing.

Project Schedule

The key milestones that the Company is working towards are:

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DFS Completion

End 2013

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Environmental Permit

End 2013

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Project Financing

Q1 2014

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Early works construction start

End 2013

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Full project construction start

Q2 2014

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Commissioning

H1 2015

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Steady state production

Q4 2015

Early works construction is expected to include ground preparation and road works that are best carried out in the dry season in Ghana which begins in about November each year.

Contacts

For more information about Asanko Gold please visit www.asanko.com or contact:

Alex Buck, Manager – Investor Relations

Telephone: +44-7932-740-452

Email: alex.buck@asanko.com

Peter Breese, President & CEO

Telephone: +27-82-888-6852

Email: peter.breese@asanko.com

Greg McCunn, CFO

Telephone: +1-778-729-0604

Email: greg.mccunn@asanko.com

About Asanko Gold Inc.

Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders.  Our immediate focus is on near term gold production at our multi-million ounce Esaase Gold Project located in Ghana, West Africa; a highly favourable and prospective jurisdiction.. Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is well financed with no debt, and is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

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